Exhibit (j)
Consent of Independent Registered Public Accounting Firm
The Board of Trustees
Turner Funds:
We consent to the use of our report dated November 29, 2011, with respect to the financial statements of the Turner International Growth Fund, one of the portfolios constituting the Turner Funds as of and for the year ended September 30, 2011, incorporated herein by reference, and to the references to our firm under the heading “Financial Highlights” in the prospectuses and under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information in the registration statement of the John Hancock International Growth Equity Fund.
/s/ KPMG LLP

Philadelphia, Pennsylvania
October 15, 2012